AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 400, 455 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

TSX-V: ASM
March 4, 2010	U.S. OTC BB: ASGMF
Berlin & FSE: GV6

SAN GONZALO BULK SAMPLING PROGRAM UPDATE

Avino Silver and Gold Mines Ltd (“Avino”) is pleased to provide the following update on the San Gonzalo Bulk Sampling Program. Since January 15 of this year, the mining contractor (DMG) has advanced a total of 119 metres of the 4m x 4m decline with about 111 metres to go before reaching the San Gonzalo vein. At the current rate of advance, it is expected the decline will be completed by late March to early April.   The mining method selected for the bulk sample is shrinkage/stope with drifts heading East and West from the point of the decline intersection with the vein.

It is interesting to note during the advance of the decline, a small vein was intersected on February 4.  Mineralization and rusty brown staining of the vein material were noted.  This is encouraging and suggests that there could be other potential unknown parallel veins or structures that could be encountered while driving the ramp.

Construction of the mine surface facilities near the entrance to the decline is making good progress, the fuel storage tank with its containment is nearly complete and foundations for the mechanic shop and mine office have been poured with roof and cladding to be installed.

At the process plant, the issues with the power company (CFE) have been resolved and commissioning of the new jaw crusher has been completed with no major mechanical or electrical deficiencies.  The 41/4ft Symons cone crusher with all new bushings and socket liner is slated for testing this week together with the 8x6 ball mill.

Laboratory supplies are currently being purchased in preparation for putting the mine laboratory facilities back into service with the hiring of the assayer. The new AA machine is now on site and commissioning, training and testing is scheduled to begin once a suitable date with the supplier can be arranged.

Metallurgical testing of stockpile material has been completed by SGS Labs in Durango. The results show a reasonable copper concentrate of about 18% copper can be generated with approximate recoveries of 78%, 72% and 60% for copper, silver and gold respectively.

Discussions are underway with potential buyers of this copper concentrate product together with the product expected from the San Gonzalo bulk sample.  Economics can then be updated to confirm those used previously.

According to the mine records, there are approximately 30,000 tons of older stockpile materials grading 0.41% Cu, 90g Ag/t and 1.1g Au/t that are available for tuning up the refurbished 250tpd plant circuit.

Founded in 1968, Avino has established a long record of mining and exploration in Mexico. The Company’s focus is to bring the property to production.  Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.